TRANSGLOBE ENERGY CORPORATION
Suite 2900, 330 - 5th Avenue S.W.
Calgary, Alberta T2P 0L4
Tel: (403) 264-9888
Website: www.trans-globe.com

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 26, 2004

TO THE HOLDERS OF COMMON SHARES

Notice is hereby given that the Annual and Special Meeting of Shareholders (the "Meeting") of the holders of common shares ("Common Shares") of TransGlobe Energy Corporation (the "Company") will be held at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, on May 26, 2004, at 3:00 p.m., for the following purposes:

a.	to receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2003 and the Auditors' Report thereon.

b.	to fix the number of directors of the Company at six (6);

c.	to elect the directors of the Company for the ensuing year;

d.	to appoint Deloitte & Touche LLP as auditors of the Company and to authorize the directors to fix their remuneration;

e.
to consider and, if deemed advisable by shareholders, to authorize the Company to issue, in one or more private placements, an amount of shares that exceeds 25% of the issued and outstanding Common Shares of the Company;

f.
to consider and, if deemed advisable by shareholders, to ratify and approve certain amendments to the Company's share option plan which will have the effect of providing that the share option plan of the Company will allow for the issuance of that number of Common Shares as is equal to 10% of the Company's issued and outstanding Common Shares at any given time, as more particularly described in the accompanying management proxy circular of the Company dated April 16, 2004 (the "Information Circular");

g.
to consider and, if deemed advisable by shareholders, to pass a special resolution approving the continuance of the Company from British Columbia to Alberta, and in connection with the same, confirming the adoption of new bylaws of the Company, all as more particularly described in the Information Circular; and

h.	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying Information Circular.

The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is April 22, 2004 (the "Record Date"). Shareholders of the Company whose names have been entered in the register of shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a shareholder transfers the ownership of any of such shareholder's shares after such date and the transferee of those shares establishes that the transferee owns the shares and requests, not later than 10 days before the Meeting, to be included in the list of shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those shares at the Meeting.

Shareholders are entitled to dissent rights in connection with the proposed continuance of the Company from British Columbia to Alberta. See "Dissent Rights to the Continuance Resolution" in the Information Circular.

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with the Transfer Agent and Registrar of the Company c/o Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment thereof.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and/or officers of the Company. Each shareholder has the right to appoint a proxyholder other than such persons, who need not be a shareholder, to attend and to act for such shareholder and on such shareholder's behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

In the event of a strike, lockout or other work stoppage involving postal employees, all documents required to be delivered by a shareholder of the Company should be delivered by facsimile to the Transfer Agent and Registrar at (403) 267-6529.

DATED at Calgary, Alberta this 16th day of April, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Ross G. Clarkson" President and Chief Executive Officer

TRANSGLOBE ENERGY CORPORATION

MANAGEMENT PROXY CIRCULAR

for the Annual and Special Meeting of Shareholders to be Held on May 26, 2004

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting, to be held at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, on May 26, 2004 at 3:00 p.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting.

Unless otherwise stated, the information contained in this Information Circular is given as at March 31, 2004.

No person has been authorized by the Company to give any information or make any representations in connection with the transactions herein described other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Company.

This Management Proxy Circular ("Information Circular"), accompanying Notice of Meeting, as well as the Company's annual report and form of proxy are expected to be mailed to registered shareholders on or before April 26, 2004. The Company is registered with the U.S. Securities and Exchange Commission (the "SEC") and the issued and outstanding common shares of the Company are listed and posted for trading on The American Stock Exchange ("AMEX"). The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934 (United States) (the "1934 Act"). Therefore, the Company is exempt from the proxy requirements of the 1934 Act and this Information Circular complies with the Canadian requirements for Information Circulars.

CURRENCY AND EXCHANGE RATES

All dollar amounts in the Information Circular, unless otherwise indicated, are stated in United States currency. The Company has adopted the US dollar as the functional currency for its consolidated financial statements. The exchange rates for the period average and end of period for the US dollar in terms of Canadian dollars as reported by the Bank of Canada were as follows for each of the years ended December 31, 2003, 2002 and 2001:

	Year Ended	Year Ended	Year Ended
	December 31, 2003	December 31, 2002	December 31, 2001

End of Period	Cdn$1.2965	Cdn$1.5776	Cdn$1.5928
Period Average	Cdn$1.4009	Cdn$1.5704	Cdn$1.5484

GENERAL PROXY INFORMATION

General Meeting Requirements

The board of directors of the Company has fixed the record date for the Meeting at the close of business on April 22, 2004 (the "Record Date"). The Company will prepare, as of the Record Date, a list of shareholders entitled to receive the Notice of Meeting and showing the number of common shares ("Common Shares") held by each such shareholder. A shareholder of the Company named in the list is entitled to vote the Common Shares shown opposite such shareholder's name at the Meeting except to the extent that such holder transfers ownership of the Common Shares after the Record Date, in which case the transferee shall be entitled to vote such Common Shares upon establishing ownership and requesting, not later than 10 days before the Meeting, to be included in the list of shareholders entitled to vote at the Meeting.

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting, and at any adjournment thereof, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally, or by telephone, facsimile or other electronic means, by directors, officers and employees of the Company at nominal cost. In addition, management has engaged certain third parties who will be paid a fee in assisting with the solicitation of proxies. All costs of solicitation by management will be borne by the Company.

The Company has made arrangements with Canadian brokerage houses and other intermediaries to send proxy materials, at the Company's expense, to unregistered shareholders (beneficial shareholders) of the Company who have advised their broker or intermediary that they wish to receive such material. In addition, the Company asks banks and brokers in the United States to forward copies to persons for whom they hold Common Shares of the Company and request authority for execution of the proxies. The Company will reimburse the banks and brokers for their reasonable out-of-pocket expenses in doing so.

Appointment of Proxies

The persons named as proxy holders in the accompanying form of proxy are directors and/or officers of the Company and were designated by the management of the Company. A registered shareholder wishing to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting has the right to do so, either by striking out the names of those persons named in the accompanying form of proxy and inserting the desired person's name in the blank space provided in the form of proxy or by completing another form of proxy. A proxy will not be valid unless a properly completed proxy form is received at the office of the Company's Transfer Agent and Registrar, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, fax 1-866-249-7775 at least 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or adjournment thereof.

Revocation of Proxies

A registered shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of that corporation, and delivered to the Calgary office of Computershare Trust Company of Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting, or in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many public shareholders of the Company, as a substantial number of the public shareholders of the Company do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Corporation ("ADP Canada"). ADP Canada typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP Canada. ADP Canada then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP Canada sticker on it cannot use that proxy to vote shares directly at the Meeting. The proxy must be returned to ADP Canada well in advance of the Meeting in order to have the shares voted.

All references to shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to shareholders registered as of the Record Date on the Company's shareholder list maintained by the Company's Registrar and Transfer Agent unless specifically stated otherwise.

Voting of Proxies

All Common Shares represented by properly executed and deposited proxies will be voted in accordance with the instructions contained therein. If no choice is specified with respect to any matters referred to herein, the persons designated in the enclosed form of proxy intend on a ballot to vote such Common Shares FOR all of the resolutions described herein.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations to matters referred to herein and with respect to other matters which may properly come before the Meeting. In the event amendments or variations to matters referred to herein are properly brought before the Meeting, or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented at the Meeting.

Voting Securities and Quorum

The voting securities of the Company are entitled to one vote each, and the number outstanding as of the date hereof is 54,096,439 Common Shares. Only shareholders of record by 4:30 p.m. (Calgary time) on April 22, 2004, who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described herein will be entitled to vote or to have their Common Shares voted at the Meeting.

The presence in person or by proxy of at least two persons entitled to vote is necessary to convene the Meeting. Each resolution that will be placed before the Meeting will either be an ordinary resolution requiring for its approval a simple majority of the votes cast in respect of the resolution, or a special resolution requiring for its approval three quarters of the votes cast in respect of the resolution.

MATTERS TO BE ACTED UPON AT THE MEETING

Fixing the Number of Directors

At the Meeting, shareholders will be asked to fix the number of directors for the present time at six (6), as may be adjusted between shareholders' meetings by way of resolution of the Board of Directors of the Company. Accordingly, unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of fixing the number of directors to be elected at the Meeting at six (6).

Election of Directors

The directors of the Company are elected annually and hold office until the next annual general meeting of shareholders or until their successors are appointed. Unless authority to do so is withheld, the persons designated in the accompanying form of proxy intend to vote for the nominees of management listed below. Management does not contemplate that any of the nominees will be unable or unwilling to serve as a director but if, for any reason, any of them is unable or unwilling to serve, it is intended that the proxies given pursuant to this solicitation will be voted for a substitute nominee or nominees selected by management, unless authority to vote the proxies in the election of directors is withheld.

Pursuant to section 111 of the Company Act (British Columbia), advance notice of the Meeting was published in the Province newspaper on March 26, 2004 inviting written nominations for directors. No such nominations have been received by the Company.

The persons named in the following table are management's nominees to the Board. All of Messrs. Halpin, Clarkson, Herrick, Noyes, Chase and Dyment are ordinarily resident in Canada.

The names and municipality of residence of the persons either nominated for or presently holding office as directors, the number of Common Shares beneficially owned, directly or indirectly, or over which each exercises control and direction, the period served as director and the principal occupation during the last five years of each are as follows:

Number of
Common Shares
Name, Municipality of	Beneficially
Residence and Position	Owned or	Date First
with the Company	Controlled	Appointed	Principal Occupation

Robert A. Halpin(1)(2)(4) Calgary, Alberta Chairman of the Board and Director	527,585(5)	March 21, 1997	Retired Petroleum Engineer, President and owner, Halpin Energy Resources Ltd., which provides consulting services on international energy projects

Ross G. Clarkson(2) Calgary, Alberta President, CEO and Director	1,994,272(6)	October 11, 1995	President and Chief Executive Officer of the Company since December 4, 1996, with over 28 years' oil and gas industry experience as a senior geological advisor

Lloyd W. Herrick(4) Calgary, Alberta Vice-President, Chief Operating Officer and Director	550,000(7)	April 28, 1999	Vice-President and Chief Operating Officer of the Company since April 28, 1999, with over 28 years' experience in both domestic and international oil and gas exploration and development

Erwin L. Noyes(2)(3)(4) Saanichton, British Columbia Director	188,247(8)	October 11, 1995	Retired since July 31, 2000, Vice-President, International Operations of the Company, with over 30 years' experience in the oil and gas industry

Geoffrey C. Chase(1)(3)(4) Calgary, Alberta Director	45,000(9)	August 11, 2000	Retired Senior Vice-President, Business Development, with Ranger Oil, with over 35 years' experience in the oil and gas industry.

Fred J. Dyment(1)(2)(3) Calgary, Alberta Director	-(10)	February 10, 2004
Chartered accountant with over 30 years’ experience in the oil and gas industry. Previously President and Chief Executive Officer, Maxx Petroleum Company (2000-2001). Prior thereto Controller, Vice President Finance and then President and Chief Executive Officer of Ranger Oil Limited from 1978-2000.

Notes:
(1)	Members of the Company's Audit Committee.
(2)	Members of the Company's Compensation Committee.
(3)	Members of the Company's Governance and Nominating Committee.
(4)	Members of the Company’s Reserves Committee
(5)
Mr. Halpin also holds incentive stock options to purchase 120,000 Common Shares at Cdn$0.50 per share expiring April 16, 2007 and to purchase 80,000 Common Shares at Cdn$3.26 per share expiring March 15, 2009.

(6)
Mr. Clarkson also holds incentive stock options to purchase 154,500 Common Shares at Cdn$0.73 per share expiring August 11, 2005, to purchase 250,000 Common Shares at Cdn$0.50 per share expiring April 16, 2007 and to purchase 120,000 Common Shares at Cdn$3.26 per share expiring March 15, 2009.

(7)
Mr. Herrick also holds incentive stock options to purchase 135,000 Common Shares at Cdn$0.73 per share expiring August 11, 2005, to purchase 250,000 Common Shares at Cdn. $0.50 per share expiring April 16, 2007 and to purchase 100,000 Common Shares at Cdn$3.26 per share expiring March 15, 2009.

(8)
Mr. Noyes also holds incentive stock options to purchase 150,000 Common Shares at Cdn$0.73 per share expiring August 11, 2005, to purchase 120,000 Common Shares at Cdn$0.50 per share expiring April 16, 2007 and to purchase 60,000 Common Shares at Cdn$3.26 per share expiring March 15, 2009.

(9)
Mr. Chase also holds incentive stock options to purchase 140,000 Common Shares at Cdn$0.73 per share expiring August 11, 2005, to purchase 120,000 Common Shares at Cdn$0.50 per share expiring April 16, 2007 and to purchase 60,000 Common Shares at Cdn$3.26 per share expiring March 15, 2009.

(10)	Mr. Dyment holds incentive stock options to purchase 180,000 Common Shares at Cdn$3.26 per share expiring March 15, 2009.

Robert A. Halpin

Mr. Halpin brings to the Company over 45 years' experience in the petroleum industry worldwide as a self-employed consultant (1993 to present); as Vice-President of International Exploration & Production with Petro-Canada Resources of Calgary, Alberta (1988 to October, 1993) and in similar positions with Trend International Ltd., of Denver, Colorado; Saga Petroleum A.S. of Oslo, Norway; Amerada Hess Corporation and American Independent Oil Company, both of New York; Chevron Canada Ltd. in Saskatchewan and Manitoba and Mobil Oil Corporation in New York, Libya and Alberta. Mr. Halpin was a director of Fountain Oil Inc., a public company listed on the Nasdaq Stock Market Inc., from March 1995 to June 1999 and was Chairman of its Board from November 1995 to February 1997; and was a director of Pacific Tiger Energy Inc., a public company listed on the Montreal Exchange, from June 1997 to March 2001 and Chairman of its Board from March 1998 to March 2001; and was a director of Syner-Seis Technologies Inc., a public company listed on the Canadian Venture Exchange (now the TSX Venture Exchange), from May 1997 to June 1999.

Ross G. Clarkson, P. Geol.

Mr. Clarkson was initially retained by the Company as a technical advisor to assist its Yemen concession prospect (now Block S-1) and assist in negotiations with the Ministry of Oil and Mineral Resources, Republic of Yemen. He was appointed as President and Chief Executive Officer of the Company on December 4, 1996 and has served as a director of the Company since October 1995. Mr. Clarkson was formerly employed (1988 to 1996) as a senior geological advisor with Petro-Canada, a major Canadian oil company, and has in excess of 28 years' domestic and international oil and gas exploration experience, including Resident Manager of Petro-Canada (Yemen) Inc. (1990 to 1993); Senior Project Geologist with Canadian Occidental Petroleum Ltd., now Nexen Inc., in Yemen in 1987 and supervisor of international exploration/geologist with Ranger Oil Limited (1979 to 1986). His international familiarity extends to Oman, the United Arab Emirates, Indonesia, Thailand, China, Australia, the North Sea, South America and Africa. Ross Clarkson may be considered to be a "promoter" of the Company as defined under securities laws in that he took the initiative in substantially reorganizing the Company in 1997 and 1998.

Lloyd W. Herrick, P.Eng.

Prior to joining TransGlobe in April 1999 Mr. Herrick was President, Chief Executive Officer and member of the Board of Moiibus Resource Corporation ("Moiibus") (1997 to 1999), an Alberta Stock Exchange listed company which TransGlobe acquired in April 1999. Mr. Herrick is a professional engineer with more than 28 years of oil and gas experience. Prior to Moiibus Resource Corporation, Mr. Herrick was with Ranger Oil Limited (1982 to 1997), serving in a variety of technical and management/executive positions including Vice President - Canadian Production from 1993 onward. Prior thereto, he was a petroleum engineer with Rupertsland Resources Ltd. (1981 to 1982) and a production, evaluations engineer with Hudson's Bay Oil & Gas Ltd. (1975 to 1981).

Erwin L. Noyes

Mr. Noyes was initially engaged by the Company as a consultant to assess its Yemen concessions and to assist with related negotiations. He has served as a director since October, 1995. Mr. Noyes was acting President November 8, 1996 to December 4, 1996, Vice President, Operations of the Company (on a part-time basis) from November 8, 1996 to April 26, 1999 and Vice President, International Operations from April 26, 1999 to his retirement on July 31, 2000. Mr. Noyes brings to the Company over of 30 years of oil and gas exploration and production experience in both domestic and international operations; including as General Manager in the Republic of Yemen for Canadian Occidental Petroleum Ltd., now Nexen Inc. (1987 to 1991), during which time he managed that company's oil exploration program, as a self-employed consultant (1991 to 1996), and with several Canadian Occidental affiliates, as Production Manager in Calgary (1982 to 1986) and as Gas Operations Manager for Canada Cities Service, responsible for all gas production/processing, pipeline and facilities construction (1978 to 1982).

Geoffrey C. Chase, P.Eng.

Mr. Chase joined the Board in August 2000. He brings over 35 years of oil and gas operations experience to the Company. Prior to taking early retirement, Mr. Chase worked for Ranger Oil Limited for 28 years in numerous positions, overseeing both domestic and international operations. In his most recent position with Ranger Oil Limited, he was Senior Vice President, Business Development, responsible for identifying, assessing and negotiating international petroleum development opportunities. In addition to his duties at Ranger, Mr. Chase also served on the board of Direct Energy Marketing Ltd., a private gas marketing company, and was Chairman of its Board from 1990 to 1994.

Fred J. Dyment

Mr. Dyment joined TransGlobe's board of directors in February 2004. He brings a wealth of industry experience and contacts to the Company's board. Mr. Dyment is a Chartered Accountant with thirty years of experience in the oil and gas industry. He previously served as President and Chief Executive Officer of Maxx Petroleum Company (2000-2001). From 1978-2000 he worked for Ranger Oil Limited holding positions of increasing responsibility as Controller, Vice President Finance, President and Chief Executive Officer. Mr. Dyment also holds board positions with several private and public corporations.

Appointment of Auditors

Unless otherwise directed, it is management's intention to vote the proxies in favour of an ordinary resolution to appoint the firm of Deloitte & Touche LLP, Chartered Accountants, to serve as auditors of the Company until the next annual meeting of shareholders and to authorize the directors to fix their remuneration as such. Deloitte & Touche LLP have served as independent auditors for the Company since October 15, 1999.

Authorization for Large Equity Financings

The Company from time to time investigates opportunities to raise financing on advantageous terms. It may undertake one or more financings over the next year and expects some of them could be structured as private placements. Under the rules of The Toronto Stock Exchange (the "Exchange"), the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"), unless there has been shareholder approval of such transactions.

The application of the TSX 25% Rule may restrict the availability to the Company of funds which it may wish to raise in the future by private placement of its securities.

Management of the Company currently anticipates that working capital, revenue from operations and available bank borrowings will be sufficient to fund the proposed 2004 exploration and development program. However, should new properties or prospects be targeted, management of the Company may consider it to be in the best interests of the Company to solicit private placement funds to pay for such acquisition and/or exploration and/or development. The Exchange has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

The Company's issued and outstanding share capital is currently 54,096,439 Common Shares and the Company proposes that the maximum number of Common Shares which either would be issued or made subject to issuance under one or more private placements in the 12 month period commencing on May 26, 2004 would not exceed 54,096,439 shares in the aggregate, or 100% of the Company's issued and outstanding shares as at April 16, 2004.

Any private placement where the Company relies on the advance approval being sought at the Meeting will also be subject to the following restrictions:

(a)	it must be substantially with parties at arm's length to the Company;

(b)	it cannot materially affect control of the Company;

(c)	it must be completed within a 12 month period following the date the shareholder approval is given; and

(d)
it must comply with the private placement pricing rules of the Exchange which currently require that the issue price per Common share must not be lower than the closing market price of the Common Shares on TSX on the trading day prior to the date notice of the private placement is given to the Exchange (the "Market Price"), less the applicable discount, as follows:

Market Price	Maximum Discount

Cdn$0.50 or less	25%

Cdn$0.51 to Cdn$2.00	20%

Above Cdn$2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof.)

In any event, the Exchange retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control in which case specific shareholder approval may be required.

In anticipation that the Company may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its Common Shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSX 25% Rule, the Company requests that its shareholders pass an ordinary resolution in the following terms:

"RESOLVED, as an ordinary resolution, that the issuance by the Company in one or more private placements during the 12 month period commencing May 26, 2004 of such number of securities that would result in the Company issuing or making issuable 54,096,439 Common Shares as is more particularly described in the Company's Information Circular, is hereby approved."

The Board of Directors unanimously recommends a vote FOR the above resolution to authorize private placements during the upcoming year.

Adoption of New Share Option Plan

Shareholders will be asked at the Meeting to consider and, if thought advisable, to ratify and approve a new share option plan (the "2004 Plan") which will supersede and replace the existing stock option plan of the Company (the

"Old Plan"). The Old Plan, in its current form, was last ratified by the shareholders of the Company in May of 2003. As of March 31, 2004, the Company had outstanding options to purchase 3,459,500 Common Shares.

In March of 2004, the board of directors of the Company was advised by legal counsel that the Exchange was considering adopting certain revisions to its Company Manual. Some of the proposed changes included (i) that for stock option plans, the requirement for a fixed maximum number of securities will be removed and (ii) that all security based compensation arrangements, including stock option plans, must be approved by shareholders every three (3) years. Stock option plans will be allowed to have a "rolling" maximum based on a percentage of outstanding securities. An additional proposed change is that certain amendments to stock options will be permitted if the ability to amend is contained in the plan provided, however, that amendments to options held by insiders which entail a reduction in the exercise price or an extension of the term will require disinterested shareholder approval.

Consistent with the changes by the Toronto Stock Exchange to its Company Manual, on April 1, 2004 the Board approved, subject to regulatory and shareholder approval, amendments to our stock option plan as follows:

1.
The present restriction in our stock option plan that the maximum number of common shares issuable pursuant to the Plan be set at a fixed number of common shares be replaced with the provision that options may be granted to purchase common shares up to a number not exceeding 10% of the number of common shares which are outstanding from time to time.

2.
The present provisions in our stock option plan setting forth the terms on which options are granted will be replaced with the provision that amendments to options which have been granted pursuant to the plan require only the approval of the board of directors provided, however, that amendments to such options which are held by insiders and which entail a reduction in the exercise price or an extension of the term of such options will require disinterested shareholder approval.

In accordance with the requirements of the Toronto Stock Exchange, approval of the above amendments to the stock option plan require approval of disinterested shareholders by ordinary resolution, being a majority of the votes cast at the meeting by shareholders on the resolution, excluding votes attaching to common shares beneficially owned by the individuals who will be entitled to receive option grants and who are "insiders" (as such meaning is defined in the Securities Act (Ontario)) as well as "associates" (as such meaning is defined in the Securities Act (Ontario)) of grantees. At the meeting our transfer agent and registrar will be directed to exclude votes on this resolution by such insiders and associates, which insiders and their associates hold approximately 3,424,104 common shares.

Given that the Company's policy has regularly been to maintain the number of common shares issuable on exercise of outstanding options at or below this 10% threshold, the board of directors of the Company approved the adoption of a new plan, providing for a 10% rolling maximum.

If the 2004 Plan is approved as proposed, the outstanding options will remain in effect and be exercisable in accordance with their terms and all such options will be deemed to be issued under the terms of the 2004 Plan. If the 2004 Plan is not approved as proposed, the outstanding options will also remain in effect and the Old Plan will continue to be utilized by the Company.

The 2004 Plan contains terms and conditions identical as those of the Old Plan, except that the 2004 Plan will accord with the updated Company Manual of the Toronto Stock Exchange including the implementation of a "rolling maximum" such that options issuable under the 2004 Plan will always be subject to a maximum of 10% of the total issued and outstanding shares of the Company on a going forward basis.

This new "rolling maximum" will eliminate the need for shareholders to vote each year to increase the maximum number of Common Shares issuable pursuant to the exercise of options granted under the 2004 Plan.

Consistent with the Old Plan and the rules of The Toronto Stock Exchange, the following restrictions apply in connection with the issuance of Common Shares under the 2004 Plan:

(a)	the maximum number of Common Shares that may be issued to insiders pursuant to the 2004 Plan and any other Common Share compensation arrangement is 10% of the number of Common Shares outstanding;

(b)
the maximum number of Common Shares that may be issued to insiders under the 2004 Plan and any other Common Share compensation arrangement within a one (1) year period is 10% of the number of Common Shares outstanding; and

(c)
the maximum number of Common Shares that may be issued to any one insider under the 2004 Plan and any other Common Share compensation arrangement within a one (1) year period is 5% of the number of Common Shares outstanding.

A copy of 2004 Plan is available for inspection at the Meeting and will be sent to any shareholder prior to the Meeting upon request.

Accordingly, at the Meeting, shareholders will be asked to consider and, if thought fit, approve an ordinary resolution in the following form:

"RESOLVED THAT:

1.
the adoption of the 2004 share option plan (the "2004 Plan") of the Company, on the terms described in the accompanying management proxy circular of the Company be and the same is hereby ratified, confirmed and approved;

2.
any one director or officer of the Company be and is hereby authorized and directed to do all things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution; and

3.
notwithstanding that this resolution has been passed by the shareholders of the Company, the proposed amendment of the existing share option plan of the Company is conditional upon receipt of final approval from The Toronto Stock Exchange and the directors of the Company are hereby authorized and empowered to revoke this resolution, without any further approval of the shareholders of the Company, at any time if such revocation is considered necessary or desirable by the directors."

Recommendation of the Board of Directors

The Board of Directors unanimously recommends that shareholders ratify, confirm and approve the 2004 Plan by voting in favour of the resolution to be submitted to the Meeting.

Continuance under the ABCA

The majority of the directors of the Company presently reside in Calgary, Alberta, and the head office of the Company is located in Calgary, Alberta. This being the case, management has determined that it is both practical and cost-effective to continue the Company into the Province of Alberta (the "Continuance").

The proposed Continuance can only proceed if the Company meets a number of requirements set out under the Company Act (British Columbia) (the "BCCA") and under the Business Corporations Act (Alberta) (the "ABCA").

The text of the proposed resolution approving the Continuance (the "Continuance Resolution") is set forth in this Circular under the heading "Shareholder Approval of Continuance". The Board of Directors considers the Continuance to be in the best interests of the Company and its shareholders and recommends that shareholders vote in favour of the Continuance.

Timing of the Continuance

The Continuance will not become effective until Articles of Continuance have been sent to the Registrar under the ABCA and a Certificate of Continuance has been issued in accordance with the ABCA. If the Continuance Resolution is passed, management of the Company intends to file the necessary documents to effect the Continuance immediately following the approval of the Continuance Resolution during an adjournment of the Meeting.

Notwithstanding the approval of the Continuance Resolution, the directors of the Company may abandon such application without further approval of the members at any time prior to the issuance of the Certificate of Continuance under the ABCA, including in the event that the Company anticipates substantial cost to it as a result of the exercise of dissent rights.

Corporate Governance Differences Between British Columbia and Alberta

In general terms, while the corporate laws of British Columbia and Alberta have a number of characteristics in common, they differ in certain respects. For example, certain shareholder remedies are different and requirements relating to director qualifications and the location of meetings are not the same. There is also a difference in the definition of "special resolution". Special resolutions under the ABCA require a two-thirds majority vote of the votes cast by the shareholders voting in person or by proxy at a general meeting. Under the BCCA, a special resolution requires a three-quarter majority vote of the votes cast by the shareholders voting in person or by proxy at a general meeting. Some of the more important differences between the two jurisdictions are hereafter discussed in further detail.

This summary is not an exhaustive review of the two statutes and is of a general nature only. This summary is not intended to be, and should not be construed to be, legal advice to any particular holder of Common Shares and accordingly, such holder should consult their own legal advisors with respect to the corporate law consequences to them of the Continuance.

Sale of Undertaking

The ABCA requires approval by special resolution passed by not less than two-thirds of the votes cast by the holders of Common Shares present in person or by proxy at a duly called meeting upon a sale, lease or exchange of all or substantially all of the property of a company. Holders of shares of a class or series may vote separately as a class or series if they are affected in a manner different from holders of shares of another class or series. Furthermore, each share of the Company carries the right to vote on such a resolution notwithstanding that it otherwise does not carry the right to vote.

Under the BCCA the directors of a company may dispose of all or substantially all of the business or undertaking of a company only with approval by a special resolution passed by not less than three-quarters of the votes cast by the members voting in person or by proxy at a general meeting.

Amendments to the Charter Documents of the Company

Under the ABCA substantive changes to the corporate structure or charter of a corporation, such as an alteration of any restrictions on the business carried on by a corporation, changes in the name of a corporation, increases or decreases in the authorized capital, changes in the jurisdiction of incorporation, or amalgamation, require a special resolution passed by not less than two-thirds of the votes cast by the shareholders voting on the resolution. Furthermore, certain amendments to the Articles such as increases or decreases in the authorized capital and changes in the rights attaching to classes of shares specifically require approval by special resolution by the holders of shares of each of the affected classes or series.

Under the BCCA, such changes require a special resolution passed by not less than three-quarters of the votes cast by members voting in person or by proxy at a general meeting of the Company. Other fundamental changes, such as an alteration of the special rights and restrictions attached to issued shares, a proposed amalgamation or continuation of a company out of the jurisdiction, require a resolution passed by not less than three-quarters of the votes cast by holders of shares entitled to vote at a general meeting of the Company. In the case of an alteration of special rights and restrictions attached to issued shares, separate consent by special resolution is required from the holders of each class of shares adversely affected.

Under the BCCA, the holders of not less than 10% of the voting shares of a company who vote against a special resolution or the holders of not less than 10% of a class of shares affected by a change in the special rights and restrictions attached to a class of shares may apply to the court to have the special resolution approving the alteration set aside.

Rights of Dissent and Appraisal

The ABCA provides that shareholders who dissent to certain actions being taken by a company may exercise a right of dissent and require the company to purchase the shares held by such shareholders at the fair value of such shares. This dissent right is applicable where a company proposes to (a) amend its Articles to add, change or remove any provision restricting or constraining the issue or transfer of shares of that class; (b) amend its Articles to add, change or remove any restrictions on business or businesses that the company may carry on; (c) enter into certain statutory amalgamations; (d) continue out of the jurisdiction; (e) sell, lease or exchange all or substantially all of its property; and (f) in certain circumstances, where separate class votes are required to approve the matter.

The BCCA provides a similar dissent remedy, although the procedure for exercising this remedy differs from that set forth in the ABCA and some of the circumstances where the right to dissent arise are different.

Oppression Remedies

Under the ABCA, a shareholder, former shareholder, director, former director, officer, or former officer of a company or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, may apply to a court for an order the court thinks fit where, in respect of a company or any of its affiliates, any act or omission affects a result, or the business or affairs are or have been carried on or conducted in a manner, or the powers of the directors are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any securityholder, creditor, director or officer.

The BCCA provides for an oppression remedy to a somewhat narrower class of complainant. Under the BCCA a member of a company has the right to apply to the court on the grounds that the company is acting or proposes to act in a way that is prejudicial to the member. In response to such an application, the court may make such order as it sees fit, including an order to prohibit any act proposed by a company.

Requisition of Meetings

Both the ABCA and the BCCA provide that one or more shareholders of a company holding not less than 5% of the issued voting shares may give notice to the Directors requiring them to call and hold a general meeting.

Place of Meeting

The ABCA provides that meetings of shareholders must be held in Alberta, unless a company's articles provide otherwise. The BCCA requires all meeting of members to be held in British Columbia unless the consent of the Registrar of Companies to hold the meeting elsewhere is obtained.

Further Information

For further information regarding the differences between the ABCA and the BCCA, members should consult their legal advisors and refer to the statutes.

Dissent Rights to the Continuance Resolution

The following is a summary of the operation of the provisions of the BCCA relating to a registered Shareholder's dissent and appraisal rights in respect of the Continuance. Such summary is not a comprehensive statement of the procedures to be followed by a Shareholder who seeks such dissent and appraisal rights and is qualified in its entirety by reference to the full text of Section 207 of the BCCA which is attached to this Information Circular as Appendix "C". Any registered shareholder considering the exercise of the right of dissent should seek legal advice, since failure to comply strictly with the provisions of the BCCA may prejudice the registered shareholder's right of dissent.

Pursuant to Section 207 of the BCCA, any registered holder of the Common Shares who dissents in respect of the Continuance Resolution to approve the Continuance is entitled, provided the Continuance is effected and upon compliance with the appropriate procedures, to be paid the fair value of the Common Shares held by the registered holder determined as of the day before the Continuance Resolution was passed.

Pursuant to the BCCA, a registered shareholder who wishes to dissent in respect of the Continuance Resolution to approve the Continuance must give written notice of dissent ("Notice of Dissent") to the Company. Notice of Dissent may be given by leaving it at or by mailing it by registered mail addressed to the Company at its registered office at Suite 2900, 330 – 5th Avenue S.W., Calgary, Alberta T2P 0L4, or by personally serving it on any director or officer of the Company, in all cases not later than May 25, 2004. The giving of a Notice of Dissent does not deprive a registered shareholder of the right to vote on the Continuance Resolution. A vote against the Continuance Resolution or the execution or exercise of a proxy does not constitute Notice of Dissent. A registered Shareholder is not entitled to dissent with respect to any Common Share if such Shareholder votes (or instructs or is deemed, by submission of an incomplete proxy, to have instructed his or her proxyholder to vote) any such Common Share in favour of the Continuance Resolution, but a registered shareholder may abstain from voting on the Continuance Resolution or may vote as a proxy for a registered shareholder whose proxy required an affirmative vote without affecting his or her dissent rights.

If the Continuance Resolution is passed, the Company is required to give the registered Dissenting Shareholder prior notice of its intention to act on the Continuance Resolution and to advise the Dissenting Shareholder of his or her rights under the BCCA. Within 14 days after the Company gives the notice of intention to act, each Dissenting Shareholder must send to the Company a written notice containing his or her name and address, the number of the Common Shares in respect of which he or she dissents and a requirement that the Company purchase all such shares (the "Demand for Purchase") together with the share certificates representing the Common Shares in respect of which he or she dissents. A Dissenting Shareholder who fails to forward such written notice and his or her share certificates within the 14 days loses any right to require the Company to purchase all the shares in respect of which the Notice of Dissent was given.

Upon a Dissenting Shareholder making a Demand for Purchase, the Dissenting Shareholder is bound to sell and the Company is bound to purchase the shares in respect of which the Demand for Purchase is given for their fair value as of the day before the Continuance Resolution was passed, including any appreciation or depreciation in anticipation of the vote. Every Dissenting Shareholder will be paid the same price. After making a Demand for Purchase, a Dissenting Shareholder may not vote or exercise or assert any rights of a shareholder in respect of the Common Shares for which Notice of Dissent has been given, unless the Dissenting Shareholder withdraws his or her Demand for Purchase with the consent of the Company. Until the Dissenting Shareholder is paid in full for such shares, he or she may exercise and assert the rights of a creditor of the Company with respect to such shares.

Either the Dissenting Shareholder or the Company is entitled to apply to the Supreme Court of British Columbia, which may fix the price and the terms of the purchase and sale of the shares in respect of which the dissent is made or order that the price and terms be established by arbitration or make such consequential orders and give each directions as the Court considers appropriate. Except as described above, the Continuance does not affect the rights of the Dissenting Shareholders or the Company under the BCCA or the price to be paid for the shares.

Shareholder Approval of Continuance

The Continuance requires the approval of three-quarters of the votes cast by the holders of the Common Shares, present in person or by proxy at the Meeting, voting thereon. As set out in the Notice of the Meeting, the holders of the Common Shares have the right to dissent to the Continuance under Section 37 of the BCCA. See "Dissent Rights to the Continuance Resolution". The Continuance is also subject to the approval of the Registrar under the BCCA and to other regulatory approvals. Application has been made for these approvals. A copy of the proposed Articles of Continuance under the ABCA are set out as Appendix "A" to this Circular. The current British Columbia charter documents of the Company provide for an authorized share capital of 500,000,000 Common Shares, without nominal or par value. The new ABCA Articles of Continuance provide for an authorized share capital of an unlimited number of Common Shares. The Articles of Continuance will also provide for a minimum of three and a maximum of eleven directors for the Company. The Articles of Continuance in the form attached as Appendix "A" and the By-Laws in the form attached as Appendix "B" to be approved as set out in the text of the Continuance Resolution will replace the Company's current Memorandum and Articles upon the Continuance becoming effective.

At the Meeting, shareholders shall be asked to approve a special resolution in the following form:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
the Company is hereby authorized to make application to the Registrar appointed under the Business Corporations Act (Alberta) (the "Act") for a Certificate of Continuance continuing the Company under the Act;

2.
the Articles of Continuance in the form accompanying the Information Circular of the Company dated April 16, 2004 (or in such other form as the Registrar under the Act may accept) be and are hereby approved in the form so attached with such amendments thereto as any one director or officer or the solicitor of the Company executing the same may approve, such approval to be conclusively evidenced by his signature thereto;

3.
the By-Laws of the Company in the form attached as Appendix B to the Information Circular are hereby approved and confirmed, effective upon continuance of the Company under the Act with such amendments thereto as the director or officer executing the same may approve, such approval to be conclusively evidenced by his signature thereto;

4.	all amendments to the existing Certificate and Articles of the Company reflected in the Articles of Continuance and the By-Laws referred to herein are hereby approved;

5.
any one of directors or officer of the Company be and is hereby authorized to make such applications, execute such documents, and to do such further and other acts and things as may be necessary or advisable in connection with the foregoing; and

6.	the directors of the Company may abandon such application without further approval of the shareholders at any time prior to the issuance of the Certificate of Continuance under the Act."

As discussed above, in order for the Continuance to be approved, the above resolution must be passed at the Meeting by not less than three-quarters of the votes cast by the holders of Common Shares present in person or by proxy at the Meeting. Holders of Common Shares have the right to dissent to the Continuance under Section 37 of the BCCA. However, if the Company anticipates any substantial cost to it as a result of the exercise of dissent rights, it will not proceed with the Continuance.

Recommendation of the Board of Directors

The Board of Directors unanimously recommends that shareholders ratify, confirm and approve the Continuance Resolution and Bylaws by voting in favour of the above resolutions.

INFORMATION CONCERNING THE COMPANY

Interest Of Certain Persons And Companies In Matters To Be Acted Upon

Management of TransGlobe is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or nominee for director, senior officer, or any one who has held office as such since the commencement of the last completed fiscal year of the Company, or of any associate or affiliate of any of the foregoing individuals, in any matter to be acted on at the Meeting, other than the election of directors or the appointment of auditors, except for as set forth in this Information Circular.

Voting Shares and Principal Shareholders

The authorized share capital of the Company consists of 500,000,000 Common Shares without nominal or par value. As at April 16, 2004, there are 54,096,439 Common Shares issued and outstanding.

To the best of the Company's knowledge and based on existing information, as at the April 1, 2004, there are no persons who own, of record or beneficially, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Common Shares, except for Galileo Equity Management Inc. which holds 6,321,700 Common Shares, representing approximately 11.7% of the outstanding Common Shares.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

Securities legislation requires the disclosure of the compensation of certain executive officers, including the Chief Executive Officer, Chief Financial Officer and the other officers whose total salary and bonus exceeded Cdn$150,000 per year, and any individual who would have been included except for the fact that such individual was not serving as an officer of the Company at the end of the most recently completed financial year end ("Executive Officers"). During Fiscal 2003 the Company had three Executive Officers, namely, Mr. Ross G. Clarkson, President and Chief Executive Officer, Mr. Lloyd W. Herrick, Vice-President and Chief Operating Officer and Mr. David C. Ferguson, Vice-President, Finance and Chief Financial Officer (the "Named Executive Officers"). The following table sets out all compensation awarded to, earned by or paid to the Named Executive Officers for the last three fiscal years.

Summary Compensation Table

Name and Principal Position	Year Ended December 31	Annual Compensation			Long-Term Compensation			All other Compensation (Cdn$) (4)
		Salary (Cdn$)	Bonus (Cdn$)	Other Annual Compensation (Cdn$)(4)	Securities under options/SARs Granted	Restricted Shares or Restricted Share Units (Cdn$)(5)	LTIP Payouts (Cdn$)(5)
Ross Clarkson(1) President and Chief Executive Officer	2003	180,000	50,000	Nil	Nil	•	•	•
	2002	152,500	153,500(7)	Nil	250,000	Nil	Nil	Nil
	2001	150,000	25,000(8)	Nil	Nil	Nil	Nil	Nil
Lloyd Herrick(2) Vice-President and Chief Operating Officer	2003	180,000	40,000	Nil	Nil	•	•	•
	2002	152,500	36,000	Nil	250,000	Nil	Nil	Nil
	2001	150,000	Nil	Nil	Nil	Nil	Nil	Nil
David Ferguson(3) Vice-President, Finance and Chief Financial Officer	2003	141,600	30,000	Nil	Nil	•	•	•
	2002	119,974	28,320	Nil	200,000	Nil	Nil	Nil
	2001(6)	68,838	Nil	Nil	200,000	Nil	Nil	Nil

Notes:

(1)	Mr. Clarkson was appointed President and Chief Executive Officer on December 4, 1996.
(2)	Mr. Herrick was appointed Vice-President and Chief Operating Officer on April 28, 1999.
(3)	Mr. Ferguson was appointed Vice-President, Finance, Chief Financial Officer and Secretary on June 1, 2001.
(4)	All other compensation and benefits do not exceed the lesser of Cdn$50,000 and 10% of each individual's salary and bonus.
(5)	There are no outstanding restricted shares or units and the Company does not have a long term incentive plan, pension plan or other compensatory plan for its executive officers.
(6)	This is for the period June 1 to December 31, 2001.
(7)
Of this amount, Cdn$117,500 represents the deemed value of a non-cash bonus paid by way of issuance of 250,000 Common Shares during Fiscal 2002 relating to the Company reaching the cashflow target of US$5,000,000 in Fiscal 2001, and Cdn$36,000 represents a cash bonus paid in December of 2002.

(8)
This is the deemed value of the 50,000 Common Shares issued during Fiscal 2001 relating to the Company reaching the cash flow target of US$500,000 in Fiscal 2000; see "Employment Contracts, Termination of Employment and Change in Control Arrangements".

Incentive Stock Options

Directors, officers and employees are eligible to participate in the Company's stock option plan. Awards of stock options are made from time to time to participants at varying levels which are generally consistent with the individual's level of responsibility within the Company. Options are priced either at market price or at the weighted average trading price of the Company's Common Shares for the five trading days immediately preceding the date of grant. The term, vesting provisions and other provisions of the options are subject to the terms of the stock option plan and to the discretion of the Board of Directors.

A stock option plan is intended to provide the Board with the ability to issue options to provide the employees, officers and directors of the Company with long term equity based performance incentives, which are a key component of the Company's compensation strategy. The Company believes it is important to align the interests of management and employees with shareholder interests and to link performance compensation to enhancement of shareholder value. This is accomplished through the use of stock options whose value over time is dependent on market value.

Options Granted to the Named Executive Officers

During the most recently completed financial year, the following options to purchase Common Shares were granted to the Named Executive Officers who were serving in such capacity as at December 31, 2003.

The following tables set out particulars concerning incentive stock option grants and exercises to or by the Named Executive Officers during the last completed financial year and the fiscal year-end value of unexercised options.

Option Grants During the Most Recently Completed Financial Year

Market Price on
	Common Shares	% of Total Options	Exercise Price	Date of Grant
Named	Under Options	Granted in Financial	(Cdn$/Common	(Cdn$/Common
Executive Officer	Granted	Year	Share)	Share)	Expiration Date

Ross Clarkson,
President and Chief	Nil	Nil	Nil	Nil	Nil
Executive Officer

Lloyd Herrick,
Vice-President and	Nil	Nil	Nil	Nil	Nil
Chief Operating
Officer

David Ferguson,
Vice-President,	Nil	Nil	Nil	Nil	Nil
Finance and Chief
Financial Officer

Aggregated Option Exercises during the Most Recently Completed Financial Year and Financial Year-end Option Values

Value of Unexercised In-
			Unexercised Options at	the-Money Options at
			December 31, 2003 (#)	December 31, 2003
	Common Shares Acquired	Aggregate Value Realized	Exercisable/	(Cdn$) Exercisable/
Named Executive Officer	on Exercise (#)	(Cdn$)	Unexercisable	Unexercisable

Ross Clarkson,	307,500	115,534	404,500/-	1,048,525/-
President and Chief
Executive Officer

Lloyd Herrick,	Nil	Nil	655,000/-	1,782,338/-
Vice-President and Chief
Operating Officer

David Ferguson,	Nil	Nil	400,000/-	1,062,000/-
Vice-President, Finance
and Chief Financial
Officer

(1)
These amounts were calculated by multiplying the number of vested unexercised options ("Exercisable") or unvested options ("Unexercisable"), as applicable, by the difference between the latest closing trading price of the Common Shares on The Toronto Stock Exchange on or prior to December 31, 2003 (Cdn$3.18) and the exercise price of the relevant options (at prices ranging from US$0.22 to Cdn$0.73 per share).

Stock Option Plan

The Company has adopted a stock option plan (the "Old Plan") pursuant to which the board of directors of the Company may allocate non-transferrable options to purchase Common Shares of the Company to directors, officers, employees of and service providers to the Company and its subsidiaries. Options granted pursuant to the Old Plan are exercisable at the closing price per share on the TSX on the last trading date preceding the date of grant. The maximum number of Common Shares which may be reserved for issuance to any one person under the Plan is 5% of the Common Shares outstanding at the time of grant (calculated on a non-diluted basis). Options granted under the Plan may be exercised during a period not exceeding ten years, subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be an employee, senior officer, director or service provider of the Company or any of its subsidiaries, as applicable, or upon the optionee retiring or dying. The Plan contains provisions for adjustment in the number of shares issuable thereunder in the event of a sub-division, consolidation, re-classification or change of the Common Shares, a merger or other relevant changes in the Company's capitalization. The board of directors of the Company may from time to time amend or revise the terms of the Plan. The Plan does not contain any provision for financial assistance by the Company in respect of options granted thereunder.

The following table sets forth information in respect of options issued and outstanding as at March 31, 2004.

	Number of
	Common			Exercise Price(s)
Group	Shares			per Common
(number of persons)	under Option	Date(s) of Grant	Date(s) of Expiry	Share (Cdn$)

Named Executive Officers	310,000	March 15, 2004	March 15, 2009	Cdn$3.26
(3 persons)	700,000	June 17, 2002	April 16, 2007	Cdn$0.50
	200,000	June 1, 2001	June 1, 2006	Cdn$0.55
	289,500	August 11, 2000	August 11, 2005	Cdn$0.73

Directors (who are not Named	380,000	March 15, 2004	March 15, 2009	Cdn$3.26
Executive Officers)	360,000	June 17, 2002	April 16, 2007	Cdn$0.50
(4 persons)	290,000	August 11, 2000	August 11, 2005	Cdn$0.73

Employees and Consultants	180,000	March 15, 2004	March 15, 2009	Cdn$3.26
(6 persons)	150,000	January 12, 2004	January 12, 2009	Cdn$3.40
	120,000	July 1, 2003	July 1, 2008	Cdn$0.63
	320,000	June 17, 2002	April 16, 2007	Cdn$0.50
	40,000	November 13, 2001	November 13, 2006	Cdn$0.39
	92,000	August 11, 2000	August 11, 2005	Cdn$0.73
TOTAL	3,431,500

Employment Contracts, Termination of Employment and Change in Control Arrangements

Mr. Ross Clarkson was appointed President and Chief Executive Officer of the Company on December 4, 1996, which appointment will continue until December 31, 2007 unless extended or sooner terminated as provided in his employment contract. Pursuant to Mr. Clarkson's employment contract effective December 1, 2002 and subsequent amendments approved by the Compensation Committee, in return for a full-time commitment to the Company, he receives a monthly salary of Cdn$16,000 (approximately US $12,340) effective January 1, 2004. Mr. Clarkson is entitled to a performance bonus in such amount as may be determined by the Compensation Committee.

Mr. Lloyd Herrick was appointed Vice President and Chief Operating Officer of the Company on April 28, 1999, which appointment will continue until December 31, 2007 unless extended or sooner terminated as provided in his employment contract. Pursuant to Mr. Herrick's employment contract effective December 1, 2002 and subsequent amendments approved by the Compensation Committee, in return for a full-time commitment to the Company, he receives a monthly salary of Cdn$16,000 (approximately US$12,340) effective January 1, 2004. Mr. Herrick is entitled to a performance bonus in such amount as may be determined by the Compensation Committee.

Mr. David Ferguson was appointed Vice-President, Finance, Chief Financial Officer and Secretary of the Company on June 1, 2001, which appointment will continue until December 31, 2007 unless extended or sooner terminated as provided in his employment contract. Pursuant to Mr. Ferguson's employment contract effective December 1, 2002 and subsequent amendments approved by the Compensation Committee, in return for a full-time commitment to the Company, he received a monthly salary of Cdn$12,667 (approximately US$9,770) effective January 1, 2004. Mr. Ferguson is entitled to a performance bonus in such amount as may be determined by the Compensation Committee.

Each of the employment contracts may be terminated by the executive officer on 30 days' written notice. In addition, if any person together with his or its associates acquires beneficial ownership (as defined in the contract) of 20% or more of the outstanding Common Shares of the Company. Messrs. Clarkson, Herrick and Ferguson may, within six months after that event, elect to terminate the contract and his employment, and the Company will pay to him a retirement allowance in an amount equal to 24 months of his then current salary and benefits. If the executive officer should die during the term of the contract, the Company is required to pay his estate an amount equal to six months of his then current salary. The employment contracts also provide for the customary medical, dental and life insurance benefits and vacation entitlement.

Composition of Compensation Committee

The Compensation Committee is presently comprised of Messrs. Halpin, Noyes, Dyment and Clarkson, none of whom were, during Fiscal 2003, an officer or employee of the Company or of any of its subsidiaries, other than Mr. Clarkson, who was and currently is the President and Chief Executive Officer of the Company. Mr. Noyes was formerly an officer of the Company from late 1996 to mid 2000, when he retired.

Report on Executive Compensation

The Compensation Committee provides the Board of Directors with recommendations on the Company's executive compensation program, including allocation of stock options. The Company's executive compensation program is designed to provide incentives for the enhancement of shareholder value. The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interests of management with those of the shareholders, and to reward individual and team performance. The compensation package has been structured so as to link shareholder return, measured by the change in share price, with executive compensation through the use of stock options as the primary element of variable compensation. The amount of cash compensation and outstanding options are considered when determining additional option grants. The Company does not have a pension plan for its senior executives or other employees.

The cash compensation of the Named Executive Officers is set out in their employment agreements, as amended from time to time, and was determined by the Compensation Committee of the Company at the time of signing the employment agreements between the Company and each of the Named Executive Officers. See "Employment Contracts, Termination of Employment and Change in Control Arrangements". It is believed that the cash compensation payable to the Company's executive officers under these agreements is consistent with the range of compensation paid to executives of companies similar to the Company who have comparable duties and responsibilities, and the Compensation Committee at that time considered public information of oil and gas companies of a similar size.

Submitted by the Compensation Committee:

Robert Halpin, Chairman
Erwin Noyes
Fred J. Dyment
Ross G. Clarkson

Performance Graph

The following graph compares the cumulative shareholder return on Cdn$100 investment in Common Shares of the Company to a similar investment in companies comprising the TSX Oil & Gas Producers Index and the S&P/TSX Composite Index (formerly the TSE 300 Composite Index), including divided reinvestment, for the period December 31, 1998 through December 31, 2003:

	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	1998	1999	2000	2001	2002	2003

TransGlobe	100	225	345	335	295	1,590

TSX Oil &	100	122.52	179.48	185.56	215.69	259.70
Gas Producers

S&P/TSX	100	131.71	141.47	123.69	108.30	137.25
Composite
Index

Report on Compensation of Directors

The Company periodically grants to its directors incentive stock options to purchase Common Shares (see "Incentive Stock Options"). (Refer to the "Summary Compensation Table" for amounts paid to the directors who are Named Executive Officers during the three most immediately preceding completed financial years, all of which was paid to them in their capacity as officers, not as directors.)

In Fiscal 2003 the board of directors paid outside directors Cdn$6,000 annually and the Chairman of the Board Cdn$8,000 annually and that any outside director that was a member of one or more committees is entitled to an additional Cdn$2,000 per year. This payment is currently made semi-annually on January 1 and July 1 of each year.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director or senior officer of the Company, or associate or affiliate of any such director or senior officer, is or has been indebted to the Company since the beginning of the last completed financial year of the Company.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

Other than transactions carried out in the normal course of business of the Company, no director or senior officer of the Company or of its subsidiaries, nor any of their associates or affiliates has since the commencement of the Company's last completed financial year had any material interest, direct or indirect, in any other transactions which materially affected the Company or in any proposed transaction which has or would materially affect the Company (or any of its subsidiaries).

OTHER MATTERS

Management of the Company knows of no other matter to come before the Meeting other than as set forth above and in the notice of meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxies solicited hereby will be voted on such matters in accordance with the best judgment of the person voting by proxy.

ANNUAL REPORT

The Annual Report of the Company for the fiscal year ended December 31, 2003 (containing the Message to the Shareholders, Operations Review, the Audited Consolidated Financial Statements and Management's Discussion and Analysis) accompanies this Management Proxy Circular.

A copy of the Company's Annual Information Form, filed with the British Columbia, Alberta, Ontario and Quebec Securities Commissions and the U.S. Securities and Exchange Commission, may also be obtained without charge by writing to the Company at the address listed above, or from SEDAR ((http://www.sedar.com)), the Canadian electronic securities filing system.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors has overall responsibility for the management of the business and affairs of the Company. At regularly scheduled meetings, the Board and its various Committees receive and discuss reports prepared by management which address strategic and operating issues, assess actual performance against planned performance, and assess the overall financial position of the Company. Regular Board meetings have been scheduled approximately quarterly since December, 1996. Additional meetings are convened as necessary.

The rules and policies of the TSX require corporations listed on the TSX to disclose their corporate governance practices with reference to a series of guidelines for effective corporate governance (the "Corporate Governance Guidelines") adopted by the TSX.

Set out below is the Company alignment to the Corporate Governance Guidelines:

Guidelines	Does the Company Align?	Comments
1. The Board should explicitly assume responsibility for stewardship of the Company and specifically for:
(a) adoption of a strategic planning process;	Yes	One Board meeting each year is designated for a review of the annual plan and strategic planning.

Guidelines	Does the Company Align?	Comments
(b) identification of principal risks and mplementing risk-managing systems;	Yes	The full Board is responsible for monitoring the Company's risks. Specific risk areas are monitored by the Audit Committee of the Board.
(c) succession planning and appointing, training and monitoring of senior management;	Yes
The full Board is responsible for successionplanning and appointing, training and monitoring of senior management. The Compensation Committee of the Board conducts an annual review of senior officers and also considers any appropriate development programs.

(d) a communications policy; and	Yes
The Board has adopted a formal written Disclosure Policy, and the Company's practices try to ensure effective communication between the Company, its shareholders and the public, while ensuring avoidance of selective disclosure. Currently, the President and other officers respond to inquiries, the Company's website is updated regularly.

(e) integrity of internal controls and management information systems	Yes
The Board has, through the appointment of two committees, put in place an effective system for monitoring the implementation of corporate strategies. Each of the following committees is responsible to review and advise the Board on implementation of corporate strategy in the noted areas: (a) Compensation Committee: employment and remuneration and allocation of stock options; and (b) Audit Committee: internal financial controls, management information systems, safeguarding of assets, compliance with financial reporting and accounting principles and oversight of financial plans.

2.  The majority of directors should be
     unrelated (independent of management
     and free from any conflict of interest),
     and in addition, if the Company has a
     significant shareholder, the board
     should include a number of directors
     who are independent of that significant
shareholder.	Yes
In Fiscal 2003 the Company had three unrelated directors and two directors who were part of management. The Company is continuously looking for possible outside directors who would make a real concrete addition to the Board of Directors and, in February of 2004, this resulted in the addition of Mr. Fred J. Dyment to the Board of Directors of the Company. The Company has one "significant shareholder" as defined by the TSX, namely, Galileo Equity Management Inc., which holds 6,321,700 Common Shares, representing approximately 11.7% of the outstanding Common Shares. Galileo Equity Management Inc. does not have representation on the Company's Board of Directors.

Guidelines	Does the Company Align?	Comments
3. Disclose for each director, whether he or she is unrelated, or if not, how he or she is related and how that conclusion was reached.	Yes
Robert A. Halpin – Chairman of the Board, unrelated to management.
Ross G. Clarkson – President and CEO, is part of management.
Lloyd W. Herrick – Vice-President and COO, is part of management.
Erwin L. Noyes – unrelated to management.
Geoffrey C. Chase – unrelated to management.
Fred J. Dyment – unrelated to management.

4. The Board should appoint a committee, composed exclusively of non-management directors, the majority of whom are unrelated, responsible for the appointment and assessment of directors	Yes	The Governance and Nominating Committee is comprised of three unrelated, non-management directors.
5.  Every corporation should implement a
     process to be carried out by the
     nominating committee or other
     appropriate committee for assessing the
     effectiveness of the Board, its
     committees and of individual directors.
Yes
The Governance and Nominating Committee assesses the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors. This process is used with respect to both the appointment of new and the assessment of continuing directors.

6. Every corporation should provide orientation and education programs for new directors.	Yes
New directors are provided opportunities to meet with management, tour properties and receive reports relating to the Company's business and affairs. The Company also pays for the cost of relevant courses for directors.

7. Every corporation should examine the size and, where appropriate, consider reducing the size of the Board with a view to improving effectiveness.	Yes
The Board from time to time reviews the contributions of the directors, and considers whether the current size of the Board promotes effectiveness and efficiency. The Board believes its current size does so.

8. The Board should review the adequacy and form of compensation of the directors in light of risks and responsibilities.	Yes
The Board and the Compensation Committee review the adequacy and form of the compensation of directors annually. The Board considers the time commitment, comparative fees and responsibilities in determining remuneration.

Guidelines	Does the Company Align?	Comments
9. Committees should be generally composed of non-management directors, the majority of whom are unrelated to management.	Yes
The Compensation Committee, the Audit Committee and the Governance and Nominating Committee are each comprised of three unrelated, non-management directors, with Mr. Ross Clarkson sitting as an additional ex officio non-voting member of the Compensation Committee. The Reserves Committee is comprised of three unrelated, non-management directors and one management director (Mr. Lloyd Herrick).

10. The Board should expressly assume
     responsibility for, or assign through a
     committee of directors a general
     responsibility for, developing the
     corporation's approach to governance
     issues. This committee would, among
     other things, be responsible for the
     corporation's response to these
     governance guidelines.
	Yes	The Governance and Nominating Committee is responsible for developing and monitoring the Company's approach to governance issues.
11. (a) The Board, together with the CEO, should develop position descriptions for:
(i) the Board; and	Yes	The Company's Charter of Director Governance outlines the specific roles and duties of the Company's directors.
(ii) the CEO, including the limits to his responsibilities	Yes
The CEO's position description is contained with his employment agreement, which was negotiated with the Compensation Committee and approved by it and by the Board. All new material projects and agreements are approved by the Board.

(b) The Board should approve the CEO's corporate objectives.	Yes	The CEO's objectives are set out in his employment contract and at Board meetings.
12. The Board should establish structures and procedures to enable the Board to function independently of management.	Yes
The Chairman of the Board is not a member of management and has responsibility to ensure the board discharges its responsibilities. Also, the Board's Audit, Reserves, Compensation and Governance & Nominating Committees permit the unrelated directors of the Board to meet regularly without management present.

Guidelines	Does the Company Align?	Comments
13. The Board should establish an Audit
      Committee, composed only of outside
      directors, with specifically defined roles
      and responsibilities, direct
      communication channels with the
      internal and external auditors and
      oversight responsibility for
      management reporting on internal
control.	Yes
The Audit Committee is comprised entirely of outside directors, none of whom is part of management. The Audit Committee's mandate includes:

- monitoring audit functions and the preparation of
   financial statements;

- reviewing and monitoring management in carrying out
   its responsibility to design and implement an effective
   system of internal controls;

- reviewing and approving quarterly financial reports
   and related press releases;

- meeting with the outside auditors independently of
   management.

14. The Board should implement a system
      to enable individual directors to engage
      outside advisors at the Company's
      expense, in appropriate circumstances,
      subject to the approval of an
appropriate committee.	Yes	Should the need ever arise, the directors have been advised that they may retain outside advisors independent of the Company's regular advisors, subject to the approval of the Audit Committee.

CERTIFICATION

The contents and sending of the Notice of Meeting and this Information Circular have been approved by the directors of the Company.

Where information contained in this Information Circular rests particularly within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, and constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the Shareholders.

DATED this 16th day of April, 2004.

TRANSGLOBE ENERGY CORPORATION

(signed) "Ross G. Clarkson"	(signed) "David C. Ferguson"
Chief Executive Officer	Chief Financial Officer

APPENDIX "A"

ARTICLES OF CONTINUANCE
Business Corporations Act
(Alberta)
Section 188, 273 and 274

1. Name of Corporation: TransGlobe Energy Corporation	2. Corporate Access Number:

3.	The classes of shares and any maximum number of shares that the corporation is authorized to issue: See Schedule "A" attached hereto.

4.	Restriction on Share Transfers (if there are no restrictions, enter "NONE"): None.

5.	Number or minimum and maximum number of directors: Minimum of three (3); Maximum of eleven (11)

6.	If the corporation is restricted FROM carrying on a certain business or restricted TO carrying on a certain business, specify the restrictions (If there are no restrictions, enter "NONE"): N/A

7.	If a change of name is effected, indicate previous name: N/A

8.

Details of Incorporation:

Incorporated on August 6, 1968, Certificate of Amendment and Altered Memorandum on March 15, 1983, Certificate of Name Change and Altered Memorandum on April 27, 1992 and May 12, 1994, and name change on April 2, 1996

9.	Other rules or provisions (if there are no rules or provisions, enter "NONE"): See Schedule "B" attached hereto.

Name of Person Authorizing (please print)	Signature

Solicitor
Title (please print)	Date

This information is being collected for purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Co-ordinator for Alberta Registries, Research and Program Support, 3rd Floor, Commerce Place, 10155 – 102 Street, Edmonton, Alberta T5J 4L4, (780) 422-7330.

SCHEDULE “A”

               Unlimited number of common shares without nominal or par value to which shares shall be attached the following rights (i) to vote at any meeting of shareholders of the Corporation; (ii) to receive any dividend declared by the Corporation; and (iii) to receive the remaining property of the Corporation upon dissolution.

SCHEDULE "B"

a.	The directors of the corporation may, without authorization of the shareholders:

	i.	borrow money on the credit of the Corporation;

	ii.	issue, reissue, sell or pledge debt obligations of the Corporation;

	iii.	subject to the Business Corporations Act of Alberta, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person, and;

	iv.	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation;

b.	The directors may, by resolution, delegate the powers referred to in subsection (a) hereof to a director, a committee of directors or an officer.

c.
The directors may, between annual general meetings, appoint one or more additional directors of the corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual general meeting of the Corporation.

d.	Meetings of the shareholders may be held at any city in Canada.

APPENDIX B

GENERAL BY-LAW
BY-LAW NUMBER 1

A by-law relating generally to the conduct of the business and affairs of

TRANSGLOBE ENERGY CORPORATION

(hereinafter called the "Corporation").

IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

DIVISION ONE
INTERPRETATION

1.01                          In the by-laws of the Corporation, unless the context otherwise specifies or requires:

a.
"Act" means the Business Corporations Act (Alberta), as from time to time amended and every statute that may be substituted therefor and, in the case of such substitution, any references in the by-laws of the Corporation to provisions of the Act shall be read as references to the substituted provisions therefor in the new statute or statutes;

b.	"appoint" includes "elect" and vice versa;

c.	"articles" means the articles of incorporation or continuance of the Corporation, as from time to time amended or restated;

d.	"board" means the board of directors of the Corporation;

e.	"business day" means a day which is not a non-business day;

f.	"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

g.	"meeting of shareholders" includes an annual and a special meeting of shareholders;

h.	"non-business day" means Saturday, Sunday and any other day that is a holiday as from time to time defined in The Interpretation Act (Alberta);

i.
"Regulations" means the regulations under the Act as published or from time to time amended and every regulation that may be substituted therefor and, in the case of such substitution, any references in the bylaws of the Corporation to provisions of the Regulations shall be read as references to the substituted provisions therefor in the new regulations;

j.
"signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by virtue of section 3.01 of this by-law or by a resolution passed pursuant thereto; and

k.
"special meeting of shareholders" means a meeting of any particular class or classes of shareholders and a meeting of all shareholders entitled to vote at any annual meeting of shareholders at which special business is to be transacted.

Save as aforesaid, all terms which are contained in the by-laws of the Corporation and which are defined in the Act or the Regulations shall, unless the context otherwise specifies or requires, have the meanings given to such terms in the Act or the Regulations. Words importing the singular number include the plural and vice versa; the masculine shall include the feminine; and the word "person" shall include an individual, partnership, association, body corporate, body politic, trustee, executor, administrator and legal representative.

Headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

DIVISION TWO
BANKING AND SECURITIES

2.01                          Banking Arrangements

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations or any other persons as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of power as the board may from time to time prescribe or authorize.

2.02                          Voting Rights in Other Bodies Corporate

The signing officers of the Corporation may execute and deliver instruments of proxy and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of such voting certificates or evidence of the right to exercise such voting rights. In addition, the board, or failing the board, the signing officers of the Corporation, may direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

DIVISION THREE
EXECUTION OF INSTRUMENTS

3.01                          Authorized Signing Officers

Unless otherwise authorized by the board, deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any two of the president, chairman of the board, managing director, any vice-president, any director, secretary, treasurer, any assistant secretary or any assistant treasurer or any other officer created by by-law or by the board. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same, but no instrument is invalid merely because the corporate seal is not affixed thereto.

3.02                          Cheques, Drafts and Notes

All cheques, drafts or orders for the payment of money and all notes and acceptances and bills of exchange shall be signed by such officer or person or persons, whether or not officers of the Corporation, and in such manner as the board may from time to time designate by resolution.

DIVISION FOUR
DIRECTORS

4.01                          Number

The board shall consist of such number of directors as is fixed by the articles, or where the articles specify a variable number, shall consist of such number of directors as is not less than the minimum nor more than the maximum number of directors provided in the articles and as shall be fixed from time to time by resolution of the shareholders.

4.02                          Election and Term

Subject to the articles or a unanimous shareholder agreement, the election of directors shall take place at each annual meeting of shareholders and all of the directors then in office, unless elected for a longer period of time (not to exceed the close of the third (3rd) annual meeting of shareholders following election), shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall, subject to the articles or a unanimous shareholder agreement, be the number of directors then in office, or the number of directors whose terms of office expire at the meeting, as the case may be, except that, if cumulative voting is not required by the articles and the articles otherwise permit, the shareholders may resolve to elect some other number of directors. Where the shareholders adopt an amendment to the articles to increase the number or minimum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected. If the articles provide for cumulative voting, each director elected by shareholders (but not directors elected or appointed by creditors or employees) ceases to hold office at the annual meeting and each shareholder entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by him multiplied by the number of directors he is entitled to vote for, and he may cast all such votes in favour of one candidate or distribute them among the candidates in any manner. If he has voted for more than one candidate without specifying the distribution among such candidate, he shall be deemed to have divided his votes equally among the candidates for whom he voted.

4.03                          Removal of Directors

Subject to the Act and the articles, the shareholders may by ordinary resolution passed at a special meeting remove any director from office, except a director elected by employees or creditors pursuant to the articles or a unanimous shareholder agreement, and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the board. However, if the articles provide for cumulative voting, no director shall be removed pursuant to this section where the votes cast against the resolution for his removal would, if cumulatively voted at an election of the full board, be sufficient to elect one or more directors.

4.04                          Consent

A person who is elected or appointed a director is not a director unless:

a.	he was present at the meeting when he was elected or appointed and did not refuse to act as a director, or b. if he was not present at the meeting when he was elected or appointed:

	i.	he consented in writing to act as a director before his election or appointment or within ten (10) days after it, or

	ii.	he has acted as a director pursuant to the election or appointment.

4.05 Vacation of Office A director of the Corporation ceases to hold office when:

a.	he dies or resigns;

b.	he is removed in accordance with section 104 of the Act; or

c.	he becomes disqualified under subsection 100(1) of the Act.

4.06                          Committee of Directors

The directors may appoint from among their number a managing director, who must be a resident Canadian, or a committee of directors, however designated, of which at least half of the members must be resident Canadians, and subject to section 110 of the Act may delegate to the managing director or such committee any of the powers of the directors. A committee may be comprised of one director.

4.07                          Transaction of Business of Committee

Subject to the provisions of this by-law with respect to participation in a meeting by telephone, the powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all of the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Alberta and may be called by any one member of the committee giving notice in accordance with the by-laws governing the calling of meetings of the board.

4.08                          Procedure

Unless otherwise determined herein or by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

4.09                          Remuneration and Expenses

Subject to any unanimous shareholder agreement, the directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

4.10                          Vacancies

Subject to the Act, a quorum of the board may fill a vacancy among the directors, except a vacancy resulting from an increase in the number or minimum number of directors or from a failure to elect the number or minimum number of directors required by the articles. If there is not a quorum of directors, or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

4.11                          Action by the Board

Subject to any unanimous shareholder agreement, the board shall manage the business and affairs of the Corporation. Notwithstanding a vacancy among the directors, a quorum of directors may exercise all the powers of the directors. If the Corporation has only one director, that director may constitute a meeting.

DIVISION FIVE
MEETING OF DIRECTORS

5.01                          Place of Meeting

Meetings of the board may be held at any place within or outside Alberta.

5.02                          Notice of Meeting

Unless the board has made regulations otherwise, meetings of the board may be summoned on twenty-four (24) hours' notice, given verbally or in writing, and whether by means of telephone or telegraph, or any other means of communication. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including any proposal to:

a.	submit to the shareholders any question or matter requiring approval of the shareholders;

b.	fill a vacancy among the directors or in the office of auditor;

c.	issue securities, except in the manner and on the terms authorized by the board;

d.	declare dividends;

e.	purchase, redeem or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the board;

f.	pay a commission for the sale of shares;

g.	approve a management proxy circular;

h.	approve any financial statements to be placed before the shareholders at an annual meeting; or

i.	adopt, amend or repeal by-laws.

Provided, however, that a director may in any manner, and either before or after the meeting, waive notice of a meeting and attendance of a director at a meeting of the board shall constitute a waiver of notice of the meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

For the first meeting of the board to be held immediately following an election of directors no notice of such meeting shall be necessary, and for a meeting of the board at which a director is to be appointed to fill a vacancy in the board, no notice of such meeting shall be necessary to the newly elected or appointed director or directors in order to legally constitute the meeting, provided, in each case, that a quorum of the directors is present.

5.03                          Adjourned Meeting

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

5.04                          Calling of the Meetings

Meetings of the board shall be held from time to time at such time and at such place as the board, the chairman of the board, the managing director, the president or any two directors may determine. Should more than one of the above-named call a meeting at or for substantially the same time, there shall be only one meeting held and such meeting shall occur at the time and place determined by, in order of priority, the board, any two directors, the chairman, or the president.

5.05                          Regular Meetings

The board may, from time to time, appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, and forthwith to each director subsequently elected or appointed, but no other notice shall be required for any such regular meeting except where the Act or this by-law requires the purpose thereof or the business to be transacted thereat to be specified.

5.06                          Chairman

The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, managing director or president. If no such officer is present, the directors present shall choose one of their number to be chairman.

5.07                          Quorum

Subject to the following section 5.08, the quorum for the transaction of business at any meeting of the board shall consist of a majority of the directors holding office or such greater number of directors as the board may from time to time determine.

5.08                          Half Canadian Representation at Meetings

Directors shall not transact business at a meeting of directors unless at least half of the directors present are resident Canadians. Notwithstanding the foregoing, directors may transact business at a meeting of directors when less than half of the directors present are resident Canadians if:

a.	a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and

b.
the number of resident Canadian directors present at the meeting, together with any resident Canadian director who gives his approval under clause (a), totals at least half of the directors present at the meeting.

5.09                          Voting

Questions arising at any meeting of the board shall be decided by a majority of votes, and in the event of any equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote.

5.10                          Meeting by Telephone

A director may participate in a meeting of the board or a committee of the board by means of such telephone or other communication facilities as permit all persons participating in the meeting to hear each other, and a director participating in such meeting by such means is deemed to be present at the meeting.

5.11                          Resolution in Lieu of Meeting

Notwithstanding any of the foregoing provisions of this by-law, a resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board or a committee of directors is as valid as if it had been passed at a meeting of the board or committee of directors, as the case may be. A copy of every such resolution shall be kept with the minutes of the proceedings of the directors or committee of directors. Any such resolution in writing is effective for all purposes at such time as the resolution states regardless of when the resolution is signed and may be signed in counterpart.

5.12                          Amendments to the Act

It is hereby affirmed that the intention of sections 4.06, 5.08 and 7.03 as they relate to Canadian representation is to comply with the minimum requirements of the Act and in the event that such minimum requirements shall be amended, deleted or replaced such that no, or lesser, requirements with respect to Canadian representation are then in force, such sections shall be deemed to be correspondingly amended, deleted or replaced without any further act of the directors or shareholders of the Corporation.

DIVISION SIX
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

6.01                          Conflict of Interest

A director or officer shall not be disqualified from his office, or be required to vacate his office, by reason only that he is a party to, or is a director or officer or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation or a subsidiary thereof. Such a director or officer shall, however, disclose the nature and extent of his interest in the contract at the time and in the manner provided by the Act. Subject to the provisions of the Act, a director shall not by reason only of his office be accountable to the Corporation or to its shareholders for any profit or gain realized from such a contract or transaction, and such contract or transaction shall not be void or voidable by reason only of the director's interest therein, provided that the required declaration and disclosure of interest is properly made, the contract or transaction is approved by the directors or shareholders, if necessary, and it was fair and reasonable to the Corporation at the time it was approved and, if required by the Act, the director refrains from voting as a director on the contract or transaction.

6.02                          Limitation of Liability

Every director and officer of the Corporation in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer for the time being of the Corporation shall be liable for the acts, neglects or defaults of any other director or officer or employee or for joining in any act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss, conversion, misapplication or misappropriation of or any damage resulting for any dealings with any moneys, securities or other assets belonging to the Corporation or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the Regulations thereunder or from liability for any breach thereof. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board.

No act or proceeding of any director or officer or the board shall be deemed invalid or ineffective by reason of the subsequent ascertainment of any irregularity in regard to such act or proceeding or the election, appointment or qualification of such director or officer or board.

6.03                          Indemnity

Subject to section 119 of the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if:

a.	he acted honestly and in good faith with a view to the best interests of the Corporation; and

b.	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

The Corporation shall also indemnify such persons in such other circumstances as the Act permits or requires. Nothing herein contained shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this section 6.03.

6.04                          Insurance

The Corporation may purchase and maintain insurance for the benefit of any person referred to in section 6.03 against any liability incurred by him:

a.
in his capacity as a director or officer of the Corporation, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the Corporation; or

b.
in his capacity as a director or officer of the another body corporate where he acts or acted in that capacity at the Corporation's request, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the body corporate.

DIVISION SEVEN
OFFICERS

7.01                          Election or Appointment

Subject to any unanimous shareholder agreement, the board may, from time to time, appoint a chairman of the board, a president, one or more vice-presidents, a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Except for a managing director and a chairman of the board who must be directors, an officer may, but need not be, a director and one person may hold more than one office.

7.02                          Chairman of the Board

Unless otherwise approved by the Board of Directors, the chairman of the board shall, when present, preside at all meetings of the board and at all meetings of shareholders.

If no managing director is appointed, the board may assign to the chairman of the board any of the powers and duties that, by any provision of this by-law, are assigned to the managing director; and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the chairman of the board, his duties shall be performed and his powers exercised by the managing director, if any, or by the president.

7.03                          Managing Director

The managing director, if any, shall be a resident Canadian and shall have, subject to the authority of the board, general supervision of the business and affairs of the Corporation; and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify.

7.04                          President

The president shall, subject to the authority of the board and the managing director, if any, have such powers and duties as the board may specify. During the absence or disability of the managing director, or if no managing director has been appointed, the president shall also have the powers and duties of that office; provided, however, that unless he is a director he shall not preside as chairman at any meeting of the board or of a committee of directors.

7.05                          Vice-President

During the absence or disability of the president, his duties shall be performed and his powers exercised by the vice-president or, if there is more than one, by the vice-president designated from time to time by the board or the president; provided, however, that a vice-president who is not a director shall not preside as chairman at any meeting of the board or of a committee of directors. A vice-president shall have such other powers and duties as the board or the president may prescribe.

7.06                          Secretary

The secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of directors and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board or the chief executive officer, if any, may specify.

7.07                          Treasury Function

Any one individual that is designated by the Board shall keep shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board whenever required an account of all his transactions and he shall have such other powers and duties as the board or chief executive officer, if any, or the president may specify.

7.08                          General Manager or Manager

If elected or appointed, the general manager shall have, subject to the authority of the board, the managing director, if any, the chief executive officer, if any, and the president, full power to manage and direct the business and affairs of the Corporation (except such matters and duties as by law must be transacted or performed by the board and/or by the shareholders) and to employ and discharge agents and employees of the Corporation and may delegate to him or them any lesser authority. A general manager or manager shall conform to all lawful orders given to him by the board and shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation. Any agent or employee appointed by a general manager or manager shall be subject to discharge by the board.

7.09                          Powers and Duties of Other Officers

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board, the managing director, if any, or the Chief executive officer, if any, or the president may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer, if any, or the president otherwise directs.

7.10                          Variation of Powers and Duties

The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

7.11                          Vacancies

If the office of any officer of the Corporation shall be or become vacant by reason of death, resignation, disqualification or otherwise, the board by resolution may appoint a person to fill such vacancy.

7.12                          Remuneration and Removal

The remuneration of all officers appointed by the board shall be determined from time to time by resolution of the board. The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be determined. All officers shall be subject to removal by resolution of the board at any time, with or without cause, notwithstanding any agreement to the contrary, provided however that this right of removal shall not limit in any way such officer's right to damages by virtue of such agreement or any other rights resulting from such removal in law or equity.

7.13                          Agents and Attorneys

The Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to sub-delegate) of management, administration or otherwise as may be thought fit.

7.14                          Conflict of Interest

An officer shall disclose his interest in any material contract or proposed material contract with the Corporation in accordance with section 6.01.

7.15                          Fidelity Bonds

The board may require such officers, employees and agent of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such forms and with such surety as the board may from time to time determine.

DIVISION EIGHT
SHAREHOLDERS' MEETINGS

8.01                          Annual Meetings

Subject to the Act, the annual meeting of shareholders shall be held at such time and on such day in each year and at such place or places as the board, the chairman of the board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors if required by the Act or the articles, and for the transaction of such other business as may properly be brought before the meeting.

8.02                          Special Meetings

The board shall have the power to call a special meeting of shareholders at any time.

8.03                          Place of Meetings

Meetings of shareholders shall be held as provided for in the articles or failing any reference in the articles at such place in Alberta as the board may determine.

8.04                          Record Date for Notice

The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than fifty (50) days and not less than twenty-one (21) days, as a record date for the determination of shareholders entitled to notice of the meeting. If no record date is fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be the close of business on the date immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

8.05                          Notice of Meeting

Notice of the time and place of each meeting of shareholders shall be sent not less than ten (10) days and not more than fifty (50) days before the meeting to each shareholder entitled to vote at the meeting, each director and the auditor of the Corporation. Such notice may be sent by mail addressed to, or may be delivered personally to, the shareholder, at his latest address as shown in the records of the Corporation or its transfer agent, to the director, at his latest address as shown in the records of the Corporation or in the last notice filed pursuant to section 101 or 108 of the Act, or to the auditor, at his most recent address as shown in the records of the Corporation. A notice of meeting of shareholders sent by mail to a shareholder, director or auditor in accordance with the above is deemed to be served on the day on which it was deposited in the mail. A notice of a meeting is not required to be sent to shareholders who are not registered on the records of the Corporation or its transfer agent on the record date as determined according to section 8.04 hereof. Notice of a meeting of shareholders at which special business is to be transacted shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting. A special meeting and an annual meeting may be convened by one and the same notice and it shall not be an objection to the notice that it only convenes the second meeting contingently on any resolution being passed by the requisite majority at the first meeting.

8.06                          Right to Vote

Subject to the provisions of the Act as to authorized representatives of any other body corporate, at any meeting of shareholders in respect of which the Corporation has prepared the list referred to in section 8.07 hereof, every person who is named in such list shall be entitled to vote the shares shown thereon opposite his name except to the extent that such person has transferred any of his shares after the record date set pursuant to section 8.04 hereof, or, if no record date is fixed, after the date on which the list referred to in section 8.07 is prepared, and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, demands not later than ten (10) days before the meeting that his name be included to vote the transferred shares at the meeting. In the absence of a list prepared as aforesaid in respect of a meeting of shareholders, every person shall be entitled to vote at the meeting who at the close of business on the record date, or if no record date is set, at the close of business on the date preceding the date notice is sent, is entered in the securities' register as the holder of one or more shares carrying the right to vote at such meeting.

8.07                          List of Shareholders Entitled to Notice

In the event the Corporation has greater than fifteen (15) shareholders entitled to vote at a meeting, for every meeting of shareholders the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order, and showing the number of shares held by each shareholder. If a record date for the meeting is fixed pursuant to section 8.04 hereof by the board, the shareholders listed shall be those registered at the close of business on the record date. If no record date is fixed by the board, the shareholders listed shall be those listed at the close of business on the last business day immediately preceding the day on which notice of a meeting is given, or where no such notice is given, the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where its central securities' register is maintained and at the place where the meeting is held.

8.08                          Meetings Without Notice

A meeting of shareholders may be held without notice at any time and place permitted by the Act:

a.
if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held; and

b.	if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held.

At such meetings any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to a meeting being held at such place.

8.09                          Waiver of Notice

A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of a meeting of shareholders and attendance of any such person at a meeting of shareholders shall constitute a waiver of notice of the meeting except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

8.10                          Chairman, Secretary and Scrutineers

The chairman of the board or, in his absence, the president, if such an officer has been elected or appointed and is present, or otherwise a vice-president who is a shareholder of the Corporation shall be chairman of any meeting of shareholders. If no such officer is present within fifteen (15) minutes from the time fixed for holding the meeting, or declines to be chairman of the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

8.11                          Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

8.12                          Quorum

A quorum at any meeting of shareholders (unless a greater number of persons are required to be present or a greater number of shares are required to be represented by the Act or by the articles or by any other by-law) shall be persons present not being less than two (2) in number and holding or representing not less than ten (10%) per cent of the shares entitled to be voted at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of the meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.

8.13                          Participation in Meeting by Telephone

A shareholder or any other person entitled to attend a meeting may participate in a meeting of shareholders by means of such telephone or other communication facilities as permit all persons participating in the meeting to hear each other, and a person participating in such a meeting by such means is deemed to be present at the meeting.

8.14                          Proxyholders and Representatives

Votes at meetings of the shareholders may be given either personally or by proxy; or, in the case of a shareholder who is a body corporate or association, by an individual authorized by a resolution of the board or governing body of the body corporate or association to represent it at a meeting of shareholders of the Corporation, upon producing a certified copy of such resolution or otherwise establishing his authority to vote to the satisfaction of the secretary or the chairman.

A proxy shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and is valid only at the meeting in respect of which it is given or any adjournment of that meeting. A person appointed by proxy need not be a shareholder.

8.15                          Time for Deposit of Proxies

The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than forty-eight (48) hours exclusive of Saturdays and holidays, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time having been specified in such notice, it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

8.16                          Joint Shareholders

If two or more persons hold shares jointly, any one of them present in person or duly represented at a meeting of shareholder may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented and vote, they shall vote as one the shares jointly held by them.

8.17                          Votes to Govern

Except as otherwise required by the Act, all questions proposed for the consideration of shareholders at a meeting of shareholders shall be determined by a majority of the votes cast and in the event of an equality of votes at any meeting of shareholders, either upon a show of hands or upon a ballot, the chairman shall not have a second or casting vote.

8.18                          Show of Hands

Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands, unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of shareholders upon the said question.

8.19                          Ballots

On any question proposed for consideration at a meeting of shareholders, a shareholder, proxyholder or other person entitled to vote may demand and the chairman may require that a ballot be taken either before or upon the declaration of the result of any vote by show of hands. If a ballot is demanded on the election of a chairman or on the question of an adjournment it shall be taken forthwith without an adjournment. A ballot demanded or required on any other question shall be taken in such manner as the chairman shall direct. A demand or requirement for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares that he is entitled to vote at the meeting upon the question, to the number of votes as provided for by the articles or, in the absence of such provision in the articles, to one vote for each share he is entitled to vote. The result of the ballot so taken shall be the decision of the shareholders upon the question. The demand or requirement for a ballot shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the ballot has been demanded or required.

8.20                          Adjournment

The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than thirty (30) days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the time of the adjournment. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given in the same manner as notice for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than ninety (90) day, subsection 143(1) of the Act does not apply.

8.21                          Resolution in Lieu of a Meeting

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders; and a resolution in writing dealing with all matters required to be dealt with at a meeting of shareholders and signed by all the shareholders entitled to vote at such meeting, satisfies all the requirements of the Act relating to meetings of shareholders. A copy of every such resolution in writing shall be kept with minutes of the meetings of shareholders. Any such resolution in writing is effective for all purposes at such time as the resolution states regardless of when the resolution is signed and may be signed in counterpart.

8.22                          Only One Shareholder

Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented constitutes a meeting.

DIVISION NINE
SHARES

9.01                          Non-Recognition of Trusts

Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

9.02                          Certificates

The shareholder is entitled at his option to a share certificate that complies with the Act or a non-transferable written acknowledgment of his right to obtain a share certificate from the Corporation in respect of the securities of the Corporation held by him. Share certificates and acknowledgments of a shareholder's right to a share certificate, respectively, shall be in such form as described by the Act and as the board shall from time to time approve. A share certificate shall be signed manually by at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent or branch transfer agent of the Corporation, or by a trustee who certifies it in accordance with a trust indenture, and any additional signatures required on the share certificate may be printed or otherwise mechanically reproduced on it.

9.03                          Replacement of Share Certificates

The board or any officer or agent designated by the board may in its or his discretion direct the issuance of a new share certificate or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.04                          Joint Holders

The Corporation is not required to issue more than one share certificate in respect of a share held jointly by several persons, and delivery of a certificate to one of several joint holders is sufficient delivery to all. Any one of such holders may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such certificate.

DIVISION TEN
TRANSFER OF SECURITIES

10.01                        Registration of Transfer

If a share in registered form is presented for registration of transfer, the Corporation shall register the transfer if:

a.	the share is endorsed by an appropriate person, as defined in section 61 of the Act;

b.	reasonable assurance is given that the endorsement is genuine and effective;

c.	the Corporation has no duty to enquire into adverse claims or has discharged any such duty;

d.	any applicable law relating to the collection of taxes has been complied with;

e.	the transfer is rightful or is to a bona fide purchaser; and

f.	the transfer fee, if any, has been paid.

10.02                        Transfer Agents and Registrar

The board may from time to time by resolution appoint or remove one or more trust companies registered under the Trust Companies Act as its agent or agents to maintain a central securities' register or registers, and an agent or agents to maintain a branch securities' register or registers. Agents so appointed may be designated as transfer agent or registrar according to their functions, and a person may be appointed and designated with functions as both registrar and transfer or branch transfer agent. Registration of the issuance or transfer of a security in the central securities' register or in a branch securities' register is complete and valid registration for all purposes.

10.03                        Securities' Registers

A central securities' register of the Corporation shall be kept at its registered office or at any other place in Alberta designated by the board to record the shares and other securities issued by the Corporation in registered form, showing with respect to each class or series of shares and other securities:

a.	the names, alphabetically arranged, and the latest known address of each person who is or has been a holder;

b.	the number of shares or other securities held by each holder; and

c.	the date and particulars of the issuance and transfer of each share or other security.

A branch securities' register or registers may be kept either in or outside Alberta at such place or places as the board may determine. A branch securities' register shall only contain particulars of securities issued or transferred at that branch. Particulars of each issue or transfer of a security registered in a branch securities' register shall also be kept in the corresponding central securities' register.

10.04                        Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities' register in respect thereof or to make any dividend or other payments in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

DIVISION ELEVEN
DIVIDENDS AND RIGHTS

11.01                        Dividends

Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully-paid shares of the Corporation.

11.02                        Dividend Cheques

A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and shall be mailed by prepaid ordinary mail to such registered holder at his address recorded in the Corporation's securities' register or registers or such address as such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

11.03                        Non-Receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

11.04                        Unclaimed Dividends

No dividend shall bear interest against the Corporation. Any dividend unclaimed after a period of six (6) years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

11.05                        Record Date for Dividends and Rights

The board may fix in advance a date, preceding by not more than fifty (50) days the date for the payment of any dividend, as a record date for the determination of the persons entitled to receive payment of such dividend, provided that, unless waived as provided for in the Act, notice of any such record date is given, not less than seven (7) days before such record date, by newspaper advertisement in the manner provided in the Act and by written notice to each stock exchange in Canada, if any, on which the Corporation's shares are listed for trading. Where no record date is fixed in advance as aforesaid, the record date for the determination of the persons entitled to receive payment of any dividend shall be at the close of business on the day on which the resolution relating to such dividend is passed by the board.

DIVISION TWELVE
INFORMATION AVAILABLE TO SHAREHOLDERS

12.01                        Confidential Information

Except as provided by the Act, no shareholders shall be entitled to obtain information respecting any details or conduct of the Corporation's business which in the opinion of the directors it would be inexpedient in the interests of the Corporation to communicate to the public.

12.02                        Conditions of Access to Information

The directors may from time to time, subject to rights conferred by the Act, determine whether and to what extent and at what time and place and under what conditions or regulations the documents, books and registers and accounting records of the Corporation or any of them shall be open to the inspection of shareholders and no shareholders shall have any right to inspect any document or book or register or account record of the Corporation except as conferred by statute or authorized by the board or by a resolution of the shareholders.

12.03                        Registered Office and Separate Records Office

The registered office of the Corporation shall be at a place within Alberta and at such location therein as the board may from time to time determine. The records office will be at the registered office or at such location, if any, within Alberta, as the board may from time to time determine.

DIVISION THIRTEEN
NOTICES

13.01                        Method of Giving Notices

A notice or document required by the Act, the Regulations, the articles or the by-laws to be sent to a shareholders or director of the Corporation may be sent by prepaid mail addressed to, or may be delivered personally to:

a.	the shareholder at his latest address as shown in the records of the Corporation or its transfer agent; and

b.	the director at his latest address as shown in the records of the Corporation or in the last notice filed under section 101 or 108.

A notice or document sent by mail in accordance with the foregoing to a shareholders or director of the Corporation is deemed to be received by him at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that the shareholders or director did not receive the notice or document at the time or at all.

13.02                        Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

13.03                        Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholders from whom he derives his title to such share prior to his name and address being entered on the securities' register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

13.04                        Non-Receipt of Notices

If a notice or document is sent to a shareholder in accordance with section 13.01 and the notice or document is returned on three (3) consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notice or documents to the shareholder until the shareholder informs the Corporation in writing of his new address; provided always, that in the event of the return of a notice of a shareholders' meeting mailed to a shareholder in accordance with section 13.01 the notice shall be deemed to be received by the shareholder on the date deposited in the mail notwithstanding its return.

13.05                        Omissions and Errors

Subject to the Act, the accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

13.06                        Signature on Notices

Unless otherwise specifically provided, the signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

13.07                        Waiver of Notice

If a notice or document is required by the Act or the Regulations, the articles, the by-laws or otherwise to be sent, the sending of the notice or document may be waived or the time for the notice or document may be waived or abridged at any time with the consent in writing of the person entitled to receive it.

DIVISION FOURTEEN
MISCELLANEOUS

14.01                         Directors to Require Surrender of Share Certificates

The directors in office when a Certificate of Continuance is issued under the Act are hereby authorized to require the shareholders of the Corporation to surrender their share certificate, or such of their share certificates as the directors may determine, for the purpose of canceling the share certificates and replacing them with new share certificates that comply with section 45 of the Act, in particular, replacing existing share certificates with share certificates that are not negotiable securities under the Act. The directors in office shall act by resolution under this section 14.01 and shall in their discretion decide the manner in which they shall require the surrender of existing share certificates and the time within which the shareholders must comply with the requirement and the form or forms of the share certificates to be issued in place of the existing share certificates. The directors may take such proceedings as they deem necessary to compel any shareholders to comply with a requirement to surrender his share certificate or certificates pursuant to this section. Notwithstanding any other provision of this by-law, but subject to the Act, the director may refuse to register the transfer of shares represented by a share certificate that has not been surrendered pursuant to a requirement under this section.

14.02                        Financial Assistance to Shareholders, Employees and Others

The Corporation may give financial assistance by means of a loan, guarantee or otherwise:

a.	to any person in the ordinary course of business if the lending of money is part of the ordinary business of the Corporation;

b.	to any person on account of expenditures incurred or to be incurred on behalf of the Corporation;

c.	to a holding body corporate if the Corporation is a wholly-owned subsidiary of the holding body corporate;

d.	to a subsidiary body corporate of the Corporation; or

e.	to employees of the Corporation or any of its affiliates:

	i.	to enable or assist them to purchase or erect living accommodation for their own occupation; or

	ii.	in accordance with the plan for the purchase of shares of the Corporation or any of its affiliates to be held by a trustee;

and, subject to the Act:

f.	to a shareholder or director of the Corporation or of an affiliated corporation;

g.	to an associate of a shareholder or of a director of the Corporation or of an affiliated corporation; or

h.	to any person for the purpose of or in connection with a purchase of a share issued or to be issued by the Corporation or an affiliated corporation.

14.03                        Severability

The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.

MADE by the Board the 1st day of April, 2004.

(signed) "Ross G. Clarkson"
President and Chief Executive Officer

CONFIRMED by the Shareholders in accordance with the Business Corporations Act (Alberta) the 26th day of May, 2004.

(signed) "Ross G. Clarkson"
President and Chief Executive Officer

APPENDIX C

Shareholders have the right to dissent to the continuance. Such right of dissent is described in the Information Circular. See "The Continuance - Details of the Continuance - Dissent Rights to the Continuance Resolution" for details of the right to dissent. The full text of Section 207 of the BCCA is set forth below.

SECTION 207 OF THE COMPANY ACT (BRITISH COLUMBIA)

207.	(1)	Dissent procedure. Where,

(a)
being entitled to give notice of dissent to a resolution as provided in section 37, 103, 126, 222, 244, 249 or 289, a member of a company (in this Act called a "dissenting member") gives notice of dissent;

	(b)	the resolution referred to in paragraph (a) is passed; and

	(c)	the company or its liquidator proposes to act on the authority of the resolution referred to in paragraph (a),

the company or the liquidator shall first give to the dissenting member notice of the intention to act and advise the dissenting member of his rights under this section.

(2)
On receiving a notice of intention to act in accordance with subsection (1), a dissenting member is entitled to require the company to purchase all his shares in respect of which the notice of dissent was given.

(3)
The dissenting member shall exercise his right under subsection (2) by delivering to the registered office of the company, within 14 days after the company, or the liquidator, gives the notice of intention to act,

	(a)	a notice that he requires the company to purchase all his shares referred to in subsection (2); and

	(b)	the share certificates representing all his shares referred to in subsection (2); and thereupon he is bound to sell those shares to the company and the company is bound to purchase them.

(4)	A dissenting member who has complied with subsection (3), the company, or, if there has been an amalgamation, the amalgamated company, may apply to the court, which may

	(a)	require the dissenting member to sell, and the company or the amalgamated company to purchase, the shares in respect of which the notice of dissent has been given;

	(b)	fix the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case having due regard for the rights of creditors;

	(c)	join in the application any other dissenting member who has complied with subsection (3); and

	(d)	make consequential orders and give directions it considers appropriate.

(5)
The price to be paid to a dissenting member for his shares shall be their fair value as of the day before the date on which the resolution referred to in subsection (1) was passed, including any appreciation or depreciation in anticipation of the vote on the resolution, and every dissenting member who has complied with subsection (3) shall be paid the same price.

(6)
The amalgamation or winding up of the company, or any change in its capital assets or liabilities resulting from the company acting on the authority of the resolution referred to in subsection (1), shall not affect the right of the dissenting member and the company under this section or the price to be paid for the shares.

C-2

(7)	Every dissenting member who has complied with subsection (3) may

	(a)	not vote, or exercise or assert any rights of a member, in respect of the shares for which notice of dissent has been given, other than under this section;

	(b)	not withdraw the requirement to purchase his shares, unless the company consents; and

	(c)	until he is paid in full, exercise and assert all the rights of a creditor of the company.

(8)
Where the court determines that a person is not a dissenting member, or is not otherwise entitled to the right provided by subsection (2), the court may make the order, without prejudice to any acts or proceedings which the company, its members or any class of members may have taken during the intervening period, it considers appropriate to remove the limitations imposed on him by subsection (7).

(9)
The relief provided by this section is not available if, subsequent to giving his notice of dissent, the dissenting member acts inconsistently with his dissent; but a request to withdraw the requirement to purchase his shares is not an act inconsistent with his dissent.

(10)
A notice of dissent ceases to be effective if the member giving it consents to or votes in favour of the resolution of the company to which he is dissenting, except where the consent or vote is given solely as a proxy holder for a person whose proxy required an affirmative vote.